

# Nicole Johnson · **3rd**

Marketing Professional with a passion for strategic development

New York City Metropolitan Area · 500+ connections ·

**Contact info**

**Renaissance Global Services, LLC (Servi**

**Academy for Adverti and Communication,**

## Featured



A message in support of our veterans experiencing COVI #hangtough #veteransupport #veteranshelpingveterans

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## Experience

**Marketing Manager**
Renaissance Global Services, LLC (Service-Disabled Veteran Owned Small Business)
Jan 2019 – Present · 1 yr 11 mos
Wall, New Jersey

Renaissance Global Services is a project management consulting firm with a concentration in the utility, pharmaceutical/life science, real estate and environmental industries. The RGS model is efficiency-centric with a focus on quality. Ccommitted to ensuring best practices and the highest standards across all areas of service.

 Renaissance Global Services, company...



### Co-Founder of Mobile Auction App for Entertainment Industry
I Got It Inc
Jan 2014 – Present · 6 yrs 11 mos
United States

I Got It with its patent flash-auction technology maximizes entertainment like never seen before! The I Got It mobile app engages fans to bid in real-time on experiences, merchandise and memorabilia exclusively. I Got It offers teams and any performer a first-of-its-kind opportunity to engage fans and help them to "capture the moment" meanwhile enha ...see mor

 iGot It! seen on Facebook

 iGot It! Auction seen on Twitter

### Owner and CEO
Gerda´s Cupcake Agency
Nov 2008 – Aug 2018 · 9 yrs 10 mos
Neuruppin, Germany

   

### Account Excecutive
Hofstetter + Partners / Agency 212
2004 – 2007 · 3 yrs
New York City, USA

Agency212 is a full-service mid-size independent marketing and advertising agency of passionate thinking, spirited ideas, and relentless problem-solving.

 Hofstetter+Partners

 Agency212 | NYC Advertising Agency

### Agency and Account Manager
Kinzel Advertising Agency
1998 – 2004 · 6 yrs
Switzerland and Germany



**KUP Werbeagentur -
Advertising Agency**

**Show 1 more experience** ⌄

# Education

### Academy for Advertising and Communication, TERTIA / Germany
Bachelor of Arts - BA, Communication in Social and Economic Contexts (GWK)
2000 – 2003

### Eins Werbung und Druck / Germany
Apprenticeship, Ausbildung, Advertising Merchant, Werbekauffrau
1997 – 1998

# Volunteer experience



### Sponsor of 3 children
World Vision USA
2014 – Present  •  6 yrs
Children

Pulling up the roots of poverty and planting the seeds of change. Building relationships. Finding
solutions to change the future for kids and the next generation.



### Angel Tree Volunteer
Prison Fellowship
2019 – Present  •  1 yr
Children

Angel Tree® creates pathways to strengthen parents relationships with their children and
families, starting with a Christmas gift and leading to hope year-round.

# Skills

### Unternehmensführung

### Strategische Planung

**Kundenberatung**

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## Accomplishments

**2** **Languages**

Deutsch · English

## Interests

Sports Executives Connection | B...
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LinkedIn
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Future Trends
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Google
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Harvard Business Review
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Digital Marketing
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